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IMMEDIATE RELEASE

FORD TO COMPLETE $10 BILLION DISTRIBUTION
TO SHAREHOLDERS THROUGH REPURCHASE PLAN

DEARBORN, Mich., Sept. 14, 2000 -- The Ford Motor Company Board of Directors today approved a repurchase plan of up to $5 billion of common and Class B stock. Today's action adds to the original plan to distribute up to $10 billion in cash to shareholders. The shares would be repurchased periodically in the open market with the plan expected to be concluded substantially by the close of 2001.

"Today's action goes beyond what we announced in April," said Henry Wallace, group vice president and chief financial officer. "At that time, we said we were committed to distributing $10 billion in cash to our shareholders. The Value Enhancement Plan has been completed successfully, and shareholders elected to receive a total of $5.7 billion. Now, based on our confidence and our financial strength, we have increased the total planned cash distribution by $700 million," Wallace said.
                                                     * * *

Wallace also noted that the annual dividend rate prior to the Value Enhancement Plan was $2 per common and Class B share. Ford has calculated that an annual dividend of $1.14 would preserve the total cash payout to shareholders who elected the all-stock option under the Value Enhancement Plan. Under that option, shareholders received 1.748 shares for each share of common and Class B stock they owned. Ford common and Class B shares now outstanding total 1.89 billion. Actual fourth-quarter dividends will be declared by the board of directors in October for payment in December.

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The stock  repurchase  plan is in addition to the  ongoing  anti-dilutive  share repurchase program. That program began in 1998 and is designed primarily to offset the exercise effect of stock options.

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9-14-00